Exhibit 99.(d)(7)

FEE WAIVER AGREEMENT

FPA Funds Trust

11601 Wilshire Blvd., Ste. 1200

Los Angeles, CA 90025

September 4, 2020

First Pacific Advisors, LP

11601 Wilshire Blvd., Ste. 1200

Los Angeles, CA 90025

Re:  FPA Crescent Fund

Ladies and Gentlemen:

This will confirm the agreement between the undersigned (the “Trust”), and First Pacific Advisors, LP (“FPA”), as follows:

1.             The Trust is an open-end investment company which may offer multiple series, each of which may offer multiple classes of shares.  This Agreement shall pertain to each class of the FPA Crescent Fund (the “Fund”), a series of the Trust.

2.             Pursuant to an Investment Advisory Agreement dated October 1, 2006, between the Trust and FPA (the “Investment Advisory Agreement”), the Trust has retained FPA to provide investment advisory services to the Fund.  Pursuant to the Investment Advisory Agreement, the Fund pays to FPA an advisory fee at an annual rate of 1.00% of the Fund’s average daily net assets (the “Advisory Fee”).

3.             FPA agrees that it shall waive the Advisory Fee by 0.07% of the average daily net assets attributable to each class of shares of the Fund.

4.             If necessary, on or before the last day of the first month of the Fund’s fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the fees waived or reduced with respect to the previous fiscal year shall equal the amounts provided for in this Agreement.

5.             This Agreement shall become effective on September 4, 2020, shall have an initial term through September 30, 2021, and shall apply for each 12 month period thereafter so long as it is in effect.  Thereafter, this Agreement shall automatically renew for one-year terms unless FPA provides written notice to the Trust at least sixty days prior to the end of the then current term.  In addition, this Agreement shall terminate upon termination of the Investment Advisory Agreement, or it may be terminated by the Trust, without payment of any penalty, upon sixty days’ prior written notice to FPA at its principal place of business.

6.             Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound.

7.             Any question of interpretation of any term or provision of this Agreement, including but not limited to the Advisory Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Agreement or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Investment Advisory Agreement or the 1940 Act.

8.             If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

9.             This Agreement constitutes the entire agreement between the Trust on behalf of the Fund and FPA with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Trust and FPA.

If the foregoing correctly sets forth the agreement between the Trust and FPA, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours,

FPA FUNDS TRUST

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Director of General Partner

ACCEPTED AND AGREED:

FIRST PACIFIC ADVISORS, LP

By:	/s/ E. Lake Setzler
Name:	E. Lake Setzler
Title:	Treasurer